UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

For the month of September 2017

Commission File Number: 001-37775

BROOKFIELD BUSINESS PARTNERS L.P.

(Exact name of registrant as specified in its charter)

73 Front Street

Fifth Floor Bermuda

Hamilton, HM 12

Bermuda

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒    Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Exhibits 1.1, 5.1 and 8.1 included in this Form 6-K are incorporated by reference into the registrant’s registration statement on Form F-3: File No. 333-220346.

The following documents, which are attached as exhibits hereto, are incorporated by reference herein:

Exhibit	Title

1.1	Underwriting Agreement, dated September 20, 2017, among the underwriters named therein and Brookfield Infrastructure Partners L.P.

5.1	Opinion of Appleby (Bermuda) Limited, dated September 20, 2017, relating to certain matters under the laws of Bermuda.

8.1	Opinion of Torys LLP, dated September 20, 2017, relating to tax matters.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BROOKFIELD BUSINESS PARTNERS L.P. by its general partner, BROOKFIELD BUSINESS PARTNERS LIMITED

Dated: September 21, 2017	By:	/s/ Jane Sheere
Name: Jane Sheere
Title: Secretary